UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Pure Cycle Corporation

(Name of Issuer)

Common stock, par value 1/3 of $0.01 per share

(Title of Class of Securities)

746228303

(CUSIP Number)

PAR Capital Management, Inc.

Attention: Steven M. Smith

One International Place, Suite 2401

Boston, MA 02110

(617) 526-8990

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 16 , 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. PAR Investment Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,982,970*
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 5,982,970*
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,000,470**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.0%**
14.	Type of Reporting Person (See Instructions) PN

*	Excludes 17,500 shares of the Common Stock of Pure Cycle Corporation (the “Issuer”) purchasable by Arthur G. Epker, III under non-statutory stock options exercisable within 60 days (the “Option Shares”).
**	Includes the Option Shares. The Reporting Persons, other than Mr. Epker, disclaim beneficial ownership over the Option Shares.

CUSIP No.

1.	Names of Reporting Persons. PAR Group, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,982,970*
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 5,982,970*
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,000,470**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.0%**
14.	Type of Reporting Person (See Instructions) PN

*	Excludes the Option Shares.
**	Includes the Option Shares. The Reporting Persons, other than Mr. Epker, disclaim beneficial ownership over the Option Shares.

CUSIP No.

1.	Names of Reporting Persons. PAR Capital Management, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,982,970*
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 5,982,970*
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,000,470**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.0%**
14.	Type of Reporting Person (See Instructions) CO

*	Excludes 17,500 the Option Shares.
**	Includes the Option Shares. The Reporting Persons, other than Mr. Epker, disclaim beneficial ownership over the Option Shares.

CUSIP No.

1.	Names of Reporting Persons. Arthur G. Epker, III
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,500*
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 17,500*
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,000,470**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.0%**
14.	Type of Reporting Person (See Instructions) CO

*	Includes 17,500 the “Option Shares”.
**	Includes 5,982,970 shares of the Issuer’s Common Stock held by PAR Investment Partners, L.P. Mr. Epker disclaims beneficial ownership over such shares.

This Amendment No. 5 to the Schedule 13D (“Schedule 13D”) is being filed with respect to shares of Common Stock, par value 1/3rd of $0.01 per share (the “Common Stock”), of Pure Cycle Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1490 Lafayette Street, Denver, CO 80218. The purpose of this amendment is to include Arthur G. Epker, III as a Reporting Person because he may be deemed to be a member of a “group” with the PAR Entities (defined below) for purposes of Rule 13d-3 under the Act.

Item 2. Identity and Background.

Item 2 is hereby amended and restated as follows:

(a), (b) and (c) This statement is being filed by the following persons: PAR Investment Partners, L.P., a Delaware limited partnership (“PAR Investment Partners”), PAR Group, L.P., a Delaware limited partnership (“PAR Group”), PAR Capital Management, Inc., a Delaware corporation (“PAR Capital Management”), and Mr. Epker. PAR Investment Partners, PAR Group, PAR Capital Management and Mr. Epker are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The principal business of PAR Investment Partners is that of a private investment partnership engaging in the purchase and sale of securities for its own account and its address is One International Place, Suite 2401, Boston, MA 02110. The sole general partner of PAR Investment Partners is PAR Group. The principal business of PAR Group is to act as the general partner of PAR Investment Partners and its address is One International Place, Suite 2401, Boston, MA 02110. The sole general partner of PAR Group, is PAR Capital Management. The principal business of PAR Capital Management is to act as the general partner of PAR Group and its address is One International Place, Suite 2401, Boston, MA 02110.

Paul A. Reeder, III is the President and sole director of PAR Capital Management and each of Frederick S. Downs, Jr., Arthur G. Epker, III, Edward L. Shapiro, Steven M. Smith and Michael J. Tucker is a shareholder of PAR Capital Management. The business address of each of Mr. Reeder, Mr. Downs, Mr. Epker, Mr. Shapiro, Mr. Smith and Mr. Tucker is One International Place, Suite 2401, Boston, MA 02110.

The Shares to which this Schedule 13D relates are held directly by PAR Investment Partners and the Option Shares are held directly by Mr. Epker.

(d) and (e) During the last five years, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.

(f) Each natural person identified in this Item 2 is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended to add the following:

Mr. Epker is a director of the Issuer. As a director of the Issuer, Mr. Epker is awarded options from time to time under the Issuer’s equity compensation plan. The Option Shares were awarded under such plan.

Item 4. Purpose of Transaction.

Item 4 is amended to add the following:

The disclosure in Item 3 is hereby incorporated by reference.

Item 5. Interest in Securities of the Issuer.

(a) and (b)

As of April 17, 2014, PIP may be deemed to beneficially own 6,000,470 shares of Common Stock, representing approximately 25.0% (determined in accordance with Rule 13d-3 under the Act) of the Issuer’s Common Stock. This amount includes 5,982,970 shares held by PAR Investment Partners, L.P. and the Option Shares. PIP disclaims beneficial ownership of the Option Shares.

As of April 17, 2014, PAR Group, through its control of PIP as general partner, may be deemed to beneficially own 6,000,470 shares of Common Stock, representing approximately 25.0% (determined in accordance with Rule 13d-3 under the Act) of the Issuer’s Common Stock. This amount includes 5,982,970 shares held by PAR Investment Partners, L.P. and the Option Shares. PAR Group disclaims beneficial ownership of the Option Shares.

As of April 17, 2014, PCM, through is control of PAR Group as general partner, may be deemed to beneficially own 6,000,470 shares of Common Stock, representing approximately 25.0% (determined in accordance with Rule 13d-3 under the Act) of the Issuer’s Common Stock. This amount includes 5,982,970 shares held by PAR Investment Partners, L.P. and the Option Shares. PCM disclaims beneficial ownership of the Option Shares.

As of April 17, 2014, Mr. Epker may be deemed to beneficially own 6,000,470 shares of Common Stock, representing approximately 25.0% (determined in accordance with Rule 13d-3 under the Act) of the Issuer’s Common Stock. This amount includes 5,982,970 shares held by PAR Investment Partners, L.P. and the Option Shares. Mr. Epker disclaims beneficial ownership of the shares held by PAR Investment Partners, L.P.

(c) Information with respect to all transactions in the Common Stock beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 4 and incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated as follows:

Other than as set forth in Items 3 and 4 hereof, the disclosure in which is incorporated by reference into this Item 6, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

(a)	Joint Filing Agreement among the Reporting Persons dated April 17, 2014 is filed as Exhibit 99.1 hereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 17, 2014	PAR INVESTMENT PARTNERS, L.P.
By: PAR Group, L.P., its general partner
By: PAR Capital Management, Inc., its general partner

	By:	/s/ Steven M. Smith
Steven M. Smith
Chief Operating Officer and General Counsel

PAR GROUP, L.P.
By: PAR Capital Management, Inc., its general partner

	By:	/s/ Steven M. Smith
Steven M. Smith
Chief Operating Officer and General Counsel

PAR CAPITAL MANAGEMENT, INC.

	By:	/s/ Steven M. Smith
Steven M. Smith
Chief Operating Officer and General Counsel

/s/ Arthur G. Epker, III
Arthur G. Epker, III